Exhibit 99.1

SYSWIN INC.

ANNOUNCES COMPLETION OF MERGER

April 9, 2013 — SYSWIN Inc. (“SYSWIN” or the “Company”) (NYSE: SYSW), a leading primary real estate service provider in China, announced today the completion of the merger (the “Merger”) contemplated by the previously announced Agreement and Plan of Merger dated December 24, 2012 (the “Merger Agreement”) among Brilliant Strategy Limited (“Parent”), a business company with limited liability incorporated under the laws of the British Virgin Islands, Brilliant Acquisition Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent, and the Company. As a result of the Merger, SYSWIN became a wholly-owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on April 3, 2013, each ordinary share of the Company (“Share”) issued and outstanding immediately prior to the effective time of the Merger, other than (a) the Shares and the Company’s American depositary shares (“ADSs”) beneficially owned by the Buyer Group (as defined in the Company’s proxy statement dated March 4, 2013) and (b) the Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Islands Companies Law (the “Dissenting Shares”), has been cancelled in exchange for the right to receive $0.5125 and each ADS, each representing four Shares, represents the right to receive $2.05 (less $0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes.

Registered holders of Shares and ADSs represented by share or ADS certificates, other than the Dissenting Shares, will receive a letter of transmittal and instructions on how to surrender their certificates in exchange for the Merger consideration and should wait to receive the letter of transmittal before surrendering their certificates. Payment will be made to surrendering registered ADS holders and holders of ADSs in un-certificated form as soon as practicable after JPMorgan Chase Bank, N.A., the Company’s ADS depositary, receives the Merger consideration. For any questions relating to the surrender and payment procedures, holders of Shares may contact Escrow Services, JPMorgan Chase Bank, N.A., the Share paying agent, at 1-212-552-2340 and holders of ADSs may contact, J.P. Morgan Depositary Receipts at 1-800-990-1135 or 1-651-453-2128.

The Company also announced today that it requested that trading of its ADSs on the New York Stock Exchange (the “NYSE”) be suspended. The Company requested the NYSE to file Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the ADSs on the NYSE and the deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing Form 15 with the SEC. The Company’s obligations to file or furnish with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About SYSWIN

The Company began focusing on providing primary real estate services since 2004 and believes it is a leading primary real estate service provider in China. The Company currently has operations in 28 cities throughout China. The Company primarily provides real estate sales agency services to property developers relating to new residential properties. Capitalizing on the experience and capabilities gained in Beijing, the Company focuses on providing tailored services to its key clients in a number of markets and has been successful in generating repeat business and increasing business volume. Of China’s top 30 developers (including those that do not use sales agency services), 15 are or have previously been clients of the Company. Clients of the Company include some of the most well-recognized national developers in China, including China Vanke, Poly Real Estate, CR Land, Agile Group and Guangzhou R&F Properties.

Safe Harbor: Forward-Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. Such information is based upon expectations of the Company’s management that were reasonable when made but may prove to be incorrect. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

Wen Fan

SYSWIN Inc.

T: +86-10-8472-8783

E: ir@syswin.com